Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Canadian National Railway Company
   Union Savings Plan for U.S. Operations:

We consent to the incorporation by reference in the registration statements (Nos. 333-163862 and 333-53420) on Form S-8 of the Canadian National Railway Company of our report dated June 10, 2014, with respect to the statements of net assets available for benefits of the Canadian National Railway Union Savings Plan for U.S. Operations as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2013, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Canadian National Railway Company Union Savings Plan for U.S. Operations.

(signed)

KPMG LLP

Chicago, Illinois
June 10, 2014